AURORA GOLD CORPORATION

c/o Coresco AG

Level 3, Gotthardstrasse 20, 6300

Zug, Switzerland

August 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention: John Reynolds, Assistant Director

George Schuler, Mining Engineer

Re:	Aurora Gold Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-24393

Dear Madam or Sir:

We received the Staff’s comment letter dated August 7, 2014, and have been working diligently on an amendment to the referenced Form 10-K and correspondence responding to the comment letter. However, we need some additional time in which to complete our work.

In addition, our new securities counsel, David E. Wise, Esq., will be out of the country from August 16 to 23, 2014. Mr. Wise’s telephone number is (210) 558-2858.

We hereby request an extension of time to respond to your comment letter until August 29, 2014.

Please advise.

Sincerely,

/s/ Ross M. Dole

_________________

Ross M. Doyle

Chief Financial Officer

Aurora Gold Corp.

Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland

Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com